UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Papa John's International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813  10  2

(CUSIP Number)

Lance Tucker, 11411 Park Road, Anchorage, KY  40223, (502) 253-4347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John H. Schnatter

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,244,526

	8.	Shared Voting Power

	9.	Sole Dispositive Power 8,244,526

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,244,526

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.2%

14.	Type of Reporting Person (See Instructions)

Item 1.    Security and Issuer

                See cover page.

Item 2.    Identity and Background

                No change from amendment 20.

Item 3.    Source and Amount of Funds or Other Consideration

                No change from amendment 20.

Item 4.    Purpose of Transaction

This filing is being made to update holdings and percentages previously disclosed.  Note that the issuer had a two-for-one stock split on January 13, 2006 to stockholders of record at the close of business on December 23, 2005.

From August 23 through August 29, 2005, Mr. Schnatter sold 90,204 shares of Common Stock at an average price of $46.06 per share in open market transactions under Rule 144 of the Act.

On September 1, 2005, Mr. Schnatter made a gift of 43,500 shares of Common Stock.

On November 3, 2005, Mr. Schnatter exercised 12,778 stock options for Common Stock with an average exercise price of $17.50 per share, then sold the shares of Common Stock for an average price of $51.07.

From December 6 through December 9, 2005, Mr. Schnatter sold 100,000 shares of Common Stock at an average price of $57.25 per share in open market transactions under Rule 144 of the Act.

On December 23, 2005, Mr. Schnatter received 4,130,388 shares of Common Stock as a result of a 2 for 1 stock split. As a result of the 2 for 1 split, the number of stock options currently exercisable at December 23, 2005 by Mr. Schnatter was increased by 235,000.

From December 27, 2005 through January 11, 2006, Mr. Schnatter sold 400,000 shares of Common Stock at an average price of $31.58 per share in open market transactions under Rule 144 of the Act.

On April 27, 2006, Mr. Schnatter exercised 150,000 stock options for Common Stock with an average exercise price of $13.42 per share, then sold the shares of Common Stock for an average price of $33.68.

On July 20, 2006, Mr. Schnatter made a gift of 6,300 shares of Common Stock.

On August 30, 2006, Mr. Schnatter made a gift of 1,050 shares of Common Stock.

On September 25, 2006, Mr. Schnatter made a gift of 2,900 shares of Common Stock.

On January 15, 2007, Mr. Schnatter made a gift of 1,000 of Common Stock.

Subsequent to these transactions, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 8,244,526 shares of Common Stock, as follows: 6,581,474 shares owned directly; 1,268,052 owned by The JHS Family Limited Partnership; and 395,000 shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing.

By virtue of his stock ownership, and his position as Executive Chairman of the Board of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

Item 5.    Interest in Securities of the Issuer

(a)    8,244,526 (27.2%)

(b)    Sole voting power: 8,244,526

Shared voting power: 0

Sole dispositive power: 8,244,526

Shared dispositive power: 0

(c)    Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                No changes from Amendment 20.

Item 7.    Material to Be Filed as Exhibits

                N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 4, 2007
Date

/s/ John H. Schnatter
Signature

John H. Schnatter
Name/Title